                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 2)(1)


                            PRICE LEGACY CORPORATION
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0004 PER SHARE
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74144P502
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

                                   MARK DAITCH
                               THE 520 GROUP, LLC
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2321
  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 MARCH 12, 2004
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 pages)


-------------------------
     1   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74144P502              SCHEDULE 13D/A               PAGE 2 OF 11 PAGES


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         The 520 Group, LLC
         81-0632131

--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                      (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
         SEC USE ONLY
3
--------------------------------------------------------------------------------
         SOURCE OF FUNDS
4
         WC, OO
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5        PURSUANT TO ITEMS 2(d) or 2(e)                                    [_]

--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
6
         California
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
          NUMBER OF                 7

           SHARES                   --------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8
                                            9,668,296  (See Item 5)
          OWNED BY                  --------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9

           PERSON                   --------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10
                                            9,668,296  (See Item 5)
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         9,668,296  (See Item 5)
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
         [_]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         26.2%  (See Item 5)
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
14
         OO - Limited Liability Company
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 74144P502              SCHEDULE 13D/A               PAGE 3 OF 11 PAGES


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Barry McComic

--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                      (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
         SEC USE ONLY
3
--------------------------------------------------------------------------------
         SOURCE OF FUNDS
4
         OO
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5        PURSUANT TO ITEMS 2(d) or 2(e)                                    [_]

--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
6
         United States of America
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
          NUMBER OF                 7

           SHARES                   --------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8
                                            9,668,296  (See Item 5)
          OWNED BY                  --------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9

           PERSON                   --------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10
                                            9,668,296  (See Item 5)
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         9,668,296  (See Item 5)
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
         [_]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         26.2%  (See Item 5)
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
14
         IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 74144P502              SCHEDULE 13D/A               PAGE 4 OF 11 PAGES


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Mark Daitch

--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                      (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
         SEC USE ONLY
3
--------------------------------------------------------------------------------
         SOURCE OF FUNDS
4
         OO
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5        PURSUANT TO ITEMS 2(d) or 2(e)                                    [_]

--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
6
         United States of America
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            3,405  (See Item 5)
           SHARES                   --------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8
                                            9,668,296  (See Item 5)
          OWNED BY                  --------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            3,405  (See Item 5)
           PERSON                   --------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10
                                            9,668,296  (See Item 5)
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         9,671,701  (See Item 5)
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
         [_]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         26.2%  (See Item 5)
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
14
         IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 74144P502              SCHEDULE 13D/A               PAGE 5 OF 11 PAGES


             This Amendment No. 2 to Schedule 13D relates to the common stock, par value $0.0004 per share, of Price Legacy Corporation ("Price Legacy Common Stock"), a Maryland corporation ("Price Legacy"), and further amends the
Schedule 13D, filed by The 520 Group, LLC, a California limited liability company (the "520 Group"), with the Securities and Exchange Commission (the "SEC") on December 29, 2003 (the "Original 13D"), as amended by Amendment No. 1 thereto, filed by the 520 Group with the SEC on January 8, 2004 (the Original 13D, as so amended, being the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the
Schedule 13D.


ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to add the following information:

     On March 12, 2004, Price Legacy engaged in a recapitalization of its capital structure (the "Recapitalization"). The Recapitalization included, among other things, (i) a 1-for-4 reverse stock split of the Price Legacy Common Stock (the "Reverse Stock Split"), (ii) the consummation of an exchange offer by Price Legacy for holders of the 8-3/4% Series A Cumulative Redeemable Preferred Stock of Price Legacy ("Series A Preferred Stock") to exchange their Series A Preferred Stock for (x) Price Legacy Common Stock at the exchange ratio of one share of Series A Preferred Stock for 1.05 shares of Price Legacy Common Stock of Price Legacy (after giving effect to the Reverse Stock Split) and/or (y) the newly created 6.82% Series 1 Cumulative Redeemable Preferred Stock ("Series 1 Preferred Stock") at the exchange ratio of one share of Series A Preferred Stock for one share of Series 1 Preferred Stock (the "Series A Exchange Offer"), and
     (iii) the exchange of all of the issued and outstanding 9% Series B Junior Convertible Preferred Stock of Price Legacy (the "Series B Preferred Stock") for Price Legacy Common Stock at the exchange ratio of one share of Series B Preferred Stock for 0.3475 of a share of Price Legacy Common Stock (after giving effect to the Reverse Stock Split) (the "Series B Exchange Transactions").

     The terms and conditions of the Recapitalization are described in further detail in publicly available filings made by Price Legacy with the SEC, including in definitive proxy materials filed by Price Legacy with the SEC prior to the Recapitalization and the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003, which was filed by Price Legacy with the SEC on March 15, 2004 (the "2003 10-K").

     Also on March 12, 2004, but prior to the Recapitalization, Price Legacy issued a stock dividend on the Series B Preferred Stock equal to the accrued and unpaid dividends on the Series B Preferred Stock as of the date of Recapitalization. Pursuant to such stock dividend, the 520 Group received 363,802 shares of Series B Preferred Stock. Prior to such stock dividend, the 520 Group held 22,062,951 shares of Series B Preferred Stock.

     In connection with the Recapitalization, (i) the 520 Group exchanged all 22,426,753 shares of Series B Preferred Stock held by the 520 Group as of the time of the Recapitalization for an aggregate of 7,793,296 shares of Price Legacy Common Stock pursuant to the terms of the Series B Exchange Transactions, and (ii) Mark Daitch exchanged all 3,244 shares of Series A Preferred Stock beneficially owned by him as of the time of the Recapitalization for 3,405 shares of Price Legacy Common Stock pursuant to the terms of the Series A Exchange Offer. In addition, as a result of the Reverse Stock Split, the 5,000,000 issued and outstanding shares of Price Legacy Common Stock and the warrants to acquire 2,500,000 shares of Price Legacy Common Stock, in each case, held by the 520 Group immediately prior to the Recapitalization became, respectively, 1,250,000 issued and outstanding shares of Price Legacy Common Stock and warrants to acquire 625,000 shares of Price Legacy Common Stock.

CUSIP NO. 74144P502              SCHEDULE 13D/A               PAGE 6 OF 11 PAGES


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

      (a)-(b) After giving effect to the Recapitalization, the 520 Group presently beneficially owns, in the aggregate, the equivalent of 9,668,296 shares of Price Legacy Common Stock, which represent approximately 26.2% of the outstanding Price Legacy Common Stock.(2) These 9,668,296 shares consist of 9,043,296 issued and outstanding shares of Price Legacy Common Stock and warrants to acquire 625,000 shares of Price Legacy Common Stock. Of these 9,668,296 shares, the 520 Group has sole voting and dispositive power over all of them and shared voting and dispositive power over none; provided that if the Managers were deemed to beneficially own any of these shares, then the 520 Group would be deemed to share voting and dispositive power over such shares with the Managers, and the Managers would be deemed to share voting and dispositive power over such shares with the 520 Group.

                Mr. McComic does not beneficially own any Price Legacy Common Stock, except to the extent that he may be deemed to beneficially own, by virtue of his position as a manager of the 520 Group, any Price Legacy Common Stock that is beneficially owned by the 520 Group. Mr. Daitch directly beneficially owns 3,405 shares of Price Legacy Common Stock, which represent less than 0.1% of the outstanding Price Legacy Common Stock, and over which he has sole voting and dispositive power. Other than these 3,405 shares, Mr. Daitch does not beneficially own any Price Legacy Common Stock, except to the extent that he may be deemed to beneficially own, by virtue of his position as a manager of the 520 Group, any Price Legacy Common Stock that is beneficially owned by the 520 Group.

                The information set forth in Item 2 above is incorporated herein in its entirety in response to this Item 5(b).

                Except for Price Legacy securities that are directly owned by the 520 Group, the 520 Group disclaims beneficial ownership of all Price Legacy securities that may be deemed to be beneficially owned by any of the Managers. Each of the Managers disclaims beneficial ownership of all Price Legacy securities that may be deemed to be beneficially owned by the 520 Group or by any other Manager.

      (c) The information set forth in Item 3 above is incorporated herein in its entirety in response to this Item 5(c). The information set forth in Item 6 below is incorporated herein in its entirety in response to this Item 5(c).

      (d)-(e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended to add the following information:

        As disclosed previously in Amendment No. 1 to Schedule 13D, filed by the 520 Group with the SEC on January 8, 2004, the Series B Preferred Stock held by the


-------------------------
     2   All calculations of percentage ownership in this Schedule 13D are based on (i) approximately 36,278,344 shares of Price Legacy Common Stock estimated to be issued and outstanding as of March 12, 2004 (after giving effect to the Recapitalization), as reported in the 2003 10-K, plus (ii) 625,000 shares of Price Legacy Common Stock issuable upon exercise of the Warrants.

CUSIP NO. 74144P502              SCHEDULE 13D/A               PAGE 7 OF 11 PAGES


        520 Group, as well as certain warrants held by the 520 Group for the purchase of Price Legacy Common Stock (the "Warrants"), are subject to a Registration Rights Agreement, dated as of September 18, 2001 (the "Registration Rights Agreement"), among The Price Group LLC, a California limited liability company (the "Price Group"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), certain affiliates of WPEP (such affiliates, together with WPEP, being, collectively, "Warburg Pincus"), and Price Enterprises, Inc., formerly a Maryland corporation and a predecessor-in-interest of Price Legacy, pursuant to which, among other things, Price Legacy granted certain registration rights with respect to the Price Legacy Common Stock issuable upon conversion of the Series B Preferred Stock held by the 520 Group or exercise of the Warrants. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which has been incorporated by reference into this Schedule 13D as Exhibit 8 hereto and which is hereby incorporated herein in its entirety in response to this Item 6.

        In connection with the Recapitalization, the Price Group, the 520 Group, and Price Legacy entered into an Amended and Restated Registration Rights Agreement, dated as of March 11, 2004 (the "Amended Registration Rights Agreement"), which amended and restated the Registration Rights Agreement to substitute the 520 Group for Warburg Pincus as a party thereto. The registration rights granted under the Amended Registration Rights Agreement apply to, among other things, (i) the Price Legacy Common Stock issued to the 520 Group pursuant to the Series B Exchange Transactions and (ii) the Price Legacy Common Stock issuable to the 520 Group upon exercise of the Warrants. The foregoing description of the Amended Registration Rights Agreement is qualified in its entirety by reference to the Amended Registration Rights Agreement, which has been incorporated by reference into this Schedule 13D as Exhibit 10 hereto and which is hereby incorporated herein in its entirety in response to this Item 6.

        The information set forth in Item 3 above is incorporated herein in its entirety in response to this Item 6.


ITEM 7.      MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

           Exhibit No.                 Description of Exhibit
           -----------                 ----------------------

                1 Agreement to Assign Purchase Agreement, dated as of December 18, 2003, by and between The Price Group LLC and The 520 Group, LLC (incorporated by reference to
                        Exhibit 1 to the Schedule 13D filed by The 520 Group, LLC with the SEC on December 29, 2003).

                2 Assignment, dated as of December 18, 2003, by and between The Price Group LLC and The 520 Group, LLC (incorporated by reference to Exhibit 2 to the Schedule 13D filed by The 520 Group, LLC with the SEC on December 29, 2003).

                3 Promissory Note, in the principal amount of $31,000,000, executed and delivered as of January 2, 2004, by The 520 Group, LLC in favor of The Price Group LLC (incorporated by reference to Exhibit 3 to Amendment No. 1 to Schedule 13D, filed by The 520 Group, LLC with the SEC on January 8, 2004).

CUSIP NO. 74144P502              SCHEDULE 13D/A               PAGE 8 OF 11 PAGES


                4 Promissory Note, in the principal amount of $43,000,000, executed and delivered as of January 2, 2004, by The 520 Group, LLC in favor of the Price Family Charitable Fund (incorporated by reference to Exhibit 4 to Amendment No. 1 to Schedule 13D, filed by The 520 Group, LLC with the SEC on January 8, 2004).

                5 Promissory Note, in the principal amount of $5,000,000, executed and delivered as of January 2, 2004, by The 520 Group, LLC in favor of the Sol & Helen Price Trust (incorporated by reference to Exhibit 5 to Amendment No. 1 to Schedule 13D, filed by The 520 Group, LLC with the SEC on January 8, 2004).

                6 Pledge and Security Agreement, dated as of January 2, 2004, by and between The 520 Group, LLC and The Price Group LLC (incorporated by reference to Exhibit 6 to Amendment No. 1 to Schedule 13D, filed by The 520 Group, LLC with the SEC on January 8, 2004).

                7 Pledge and Security Agreement, dated as of January 2, 2004, by and between The 520 Group, LLC and the Price Family Charitable Fund (incorporated by reference to
                        Exhibit 7 to Amendment No. 1 to Schedule 13D, filed by The 520 Group, LLC with the SEC on January 8, 2004).

                8 Registration Rights Agreement, dated as of September 18, 2001, by and among Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., The Price Group LLC, and Price Enterprises, Inc. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Price Legacy Corporation with the SEC on September 19, 2001).

                9 Agreement to File Schedule 13D Jointly, by and among the Reporting Persons, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 9 to Amendment No. 1 to Schedule 13D, filed by The 520 Group, LLC with the SEC on January 8, 2004).

                10 Amended and Restated Registration Rights Agreement, dated as of March 11, 2004, by and among The 520 Group, LLC, The Price Group LLC, and Price Legacy Corporation (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003, filed by Price Legacy Corporation with the SEC on March 15, 2004).

CUSIP NO. 74144P502              SCHEDULE 13D/A               PAGE 9 OF 11 PAGES


                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  March 19, 2004


                                               THE 520 GROUP, LLC

                                               /s/ Mark Daitch
                                               ---------------------------------
                                               By:     Mark Daitch
                                               Title:  Manager



                                               BARRY MCCOMIC

                                               /s/ Barry McComic
                                               ---------------------------------



                                               MARK DAITCH

                                               /s/ Mark Daitch
                                               ---------------------------------

CUSIP NO. 74144P502              SCHEDULE 13D/A              PAGE 10 OF 11 PAGES


                                  EXHIBIT INDEX

           Exhibit No.                 Description of Exhibit
           -----------                 ----------------------

                1 Agreement to Assign Purchase Agreement, dated as of December 18, 2003, by and between The Price Group LLC and The 520 Group, LLC (incorporated by reference to
                        Exhibit 1 to the Schedule 13D filed by The 520 Group, LLC with the SEC on December 29, 2003).

                2 Assignment, dated as of December 18, 2003, by and between The Price Group LLC and The 520 Group, LLC (incorporated by reference to Exhibit 2 to the Schedule 13D filed by The 520 Group, LLC with the SEC on December 29, 2003).

                3 Promissory Note, in the principal amount of $31,000,000, executed and delivered as of January 2, 2004, by The 520 Group, LLC in favor of The Price Group LLC (incorporated by reference to Exhibit 3 to Amendment No. 1 to Schedule 13D, filed by The 520 Group, LLC with the SEC on January 8, 2004).

                4 Promissory Note, in the principal amount of $43,000,000, executed and delivered as of January 2, 2004, by The 520 Group, LLC in favor of the Price Family Charitable Fund (incorporated by reference to Exhibit 4 to Amendment No. 1 to Schedule 13D, filed by The 520 Group, LLC with the SEC on January 8, 2004).

                5 Promissory Note, in the principal amount of $5,000,000, executed and delivered as of January 2, 2004, by The 520 Group, LLC in favor of the Sol & Helen Price Trust (incorporated by reference to Exhibit 5 to Amendment No. 1 to Schedule 13D, filed by The 520 Group, LLC with the SEC on January 8, 2004).

                6 Pledge and Security Agreement, dated as of January 2, 2004, by and between The 520 Group, LLC and The Price Group LLC (incorporated by reference to Exhibit 6 to Amendment No. 1 to Schedule 13D, filed by The 520 Group, LLC with the SEC on January 8, 2004).

                7 Pledge and Security Agreement, dated as of January 2, 2004, by and between The 520 Group, LLC and the Price Family Charitable Fund (incorporated by reference to
                        Exhibit 7 to Amendment No. 1 to Schedule 13D, filed by The 520 Group, LLC with the SEC on January 8, 2004).

                8 Registration Rights Agreement, dated as of September 18, 2001, by and among Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., The Price Group LLC, and Price Enterprises, Inc. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Price Legacy Corporation with the SEC on September 19, 2001).

                9 Agreement to File Schedule 13D Jointly, by and among the Reporting Persons, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 9 to Amendment No. 1 to Schedule 13D, filed by The 520 Group, LLC with the SEC on January 8, 2004).

CUSIP NO. 74144P502              SCHEDULE 13D/A              PAGE 11 OF 11 PAGES


                10 Amended and Restated Registration Rights Agreement, dated as of March 11, 2004, by and among The 520 Group, LLC, The Price Group LLC, and Price Legacy Corporation (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003, filed by Price Legacy Corporation with the SEC on March 15, 2004).